Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended

March 31, 2021 and 2020

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income (Loss) Statements

(Unaudited - Presented in thousands of US dollars, except per share amounts)

Three months ended March 31	2021	2020
Sales (note 20)	$117,822	$47,541
Cost of sales (note 21)	66,511	40,077
Mine operating income	51,311	7,464

General and administration (note 22)	8,576	3,619
Exploration and evaluation	212	377
Share of loss from associates	-	44
Foreign exchange loss	2,398	1,288
Other (income) expenses (note 23)	(247)	297
	10,939	5,625

Operating income	40,372	1,839

Investment gains	-	1,118
Interest and finance costs, net (note 24)	(2,430)	(357)
Gains on derivatives	1,742	-
	(688)	761

Income before income taxes	39,684	2,600

Income taxes
Current income tax expense	13,979	5,939
Deferred income tax (recovery) expense	(697)	1,159
	13,282	7,098
Net income (loss) for the period	$26,402	$(4,498)

Earnings (loss) per share (note 19)
Basic	$0.14	$(0.03)
Diluted	$0.14	$(0.03)

Weighted average number of common shares outstanding (000's)
Basic	184,334	160,365
Diluted	195,154	160,365

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Presented in thousands of US dollars)

Three months ended March 31	2021	2020
Net income (loss) for the period	$26,402	$(4,498)

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax	(215)	-
Items that may in the future be reclassified to profit or (loss):
Changes in fair value of hedging instruments, net of $nil tax	250	(818)
Total other comprehensive income (loss) for the period	35	(818)
Comprehensive income (loss) for the period	$26,437	$(5,316)

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Presented in thousands of US dollars)

As at	Mar 31, 2021	Dec 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$145,678	$131,898
Trade and other receivables (note 5)	77,973	76,555
Inventories (note 6)	50,408	35,274
Other current assets (note 7)	6,540	4,340
	280,599	248,067
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 8)	375,920	385,717
Property, plant and equipment (note 9)	403,490	405,410
Other assets (note 10)	9,065	16,144
Total assets	$1,069,074	$1,055,338

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 11)	$62,920	$65,275
Current portion of debt (note 14)	119,887	-
Income taxes payable	17,124	23,808
Current portion of lease obligations (note 13)	6,218	6,978
Current portion of closure and reclamation provisions (note 16)	651	380
	206,800	96,441
NON-CURRENT LIABILITIES
Debt (note 14)	39,157	158,616
Deferred tax liabilities	18,802	19,499
Closure and reclamation provisions (note 16)	36,490	39,970
Lease obligations (note 13)	12,410	12,519
Other liabilities (note 15)	2,517	2,523
Total liabilities	316,176	329,568

SHAREHOLDERS' EQUITY
Share capital (note 18)	496,249	492,306
Reserves	21,507	24,724
Retained earnings	235,142	208,740
Total shareholders' equity	752,898	725,770

Total liabilities and shareholders' equity	$1,069,074	$1,055,338

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cashflows

(Unaudited - Presented in thousands of US dollars)

Three months ended March 31	2021	2020
		(Restated - Note 3)
OPERATING ACTIVITIES
Net income (loss) for the period	$26,402	$(4,498)
Items not involving cash
Depletion and depreciation	19,187	12,162
Accretion expense	780	163
Income taxes	13,283	7,098
Interest expense	1,650	194
Share based payments expense, net of cash settlements	(4,462)	(1,532)
Unrealized foreign exchange gains	(164)	(428)
Unrealized foreign exchange loss, Lindero construction	2,184	3,272
Investment gains	-	(1,118)
Unrealized gains on derivatives	(849)	-
Write-downs and other	(303)	235
	57,708	15,548
Trade and other receivables	(16,234)	16,001
Prepaid expenses	(2,980)	(1,333)
Inventories	(3,132)	(9,537)
Trade and other payables	4,975	(5,047)
Closure and reclamation payments	(23)	(23)
Cash provided by operating activities	40,314	15,609
Income taxes paid	(19,648)	(12,021)
Interest paid	(64)	(69)
Interest received	537	219
Net cash provided by operating activities	21,139	3,738
INVESTING ACTIVITIES
Additions to mineral properties, plant and equipment	(9,571)	(5,483)
Expenditures on Lindero construction	(7,148)	(27,336)
Capitalized interest on Lindero construction	-	(2,250)
Contractor advances on Lindero construction and other expenditures	(266)	(2,668)
Advances applied to Lindero construction and other expenditures	650	5,666
Purchases of investments	-	(3,985)
Proceeds from sale of investments	-	5,103
Recoveries of (additions to) Lindero Construction VAT	11,700	(5,814)
Cash used in investing activities	(4,635)	(36,767)

FINANCING ACTIVITIES
Proceeds from credit facility (note 14(a))	-	40,000
Payments of lease obligations	(2,439)	(1,736)
Cash provided by (used in) financing activities	(2,439)	38,264
Effect of exchange rate changes on cash and cash equivalents	(285)	(97)
Increase (decrease) in cash and cash equivalents during the period	13,780	5,138
Cash and cash equivalents, beginning of the period	131,898	83,404
Cash and cash equivalents, end of the period	$145,678	$88,542

Cash and cash equivalents consist of:
Cash	$41,499	$50,687
Cash equivalents	104,179	37,855
Cash and cash equivalents, end of the period	$145,678	$88,542

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Presented in thousands of US dollars, except for number of shares)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign Currency reserve	Retained earnings	Total equity
Balance at January 1, 2021	184,195,727	$492,306	$20,086	$(878)	$(424)	$4,825	$1,115	$208,740	$725,770
Total comprehensive income for the period
Net income for the period	-	-	-	-	-	-	-	26,402	26,402
Other comprehensive income for the period	-	-	-	250	(215)	-	-	-	35
Total comprehensive income for the period	-	-	-	250	(215)	-	-	26,402	26,437

Transactions with owners of the Company
Shares issued on vesting of share units	927,198	3,943	(3,943)	-	-	-	-	-	-
Share-based payments (note 20)	-	-	691	-	-	-	-	-	691
	927,198	3,943	(3,252)	-	-	-	-	-	691

Balance at March 31, 2021	185,122,925	$496,249	$16,834	$(628)	$(639)	$4,825	$1,115	$235,142	$752,898

Balance at January 1, 2020	160,291,553	$422,145	$20,870	$(674)	$(42)	$4,825	$1,115	$187,187	$635,426
Total comprehensive loss for the period
Net loss for the period	-	-	-	-	-	-	-	(4,498)	(4,498)
Other comprehensive loss for the period	-	-	-	(818)	-	-	-	-	(818)
Total comprehensive loss for the period	-	-	-	(818)	-	-	-	(4,498)	(5,316)

Transactions with owners of the Company
Issuance of common shares	-	-	-	-	-	-	-	-	-
Shares issued on vesting of share units	495,704	2,038	(2,038)	-	-	-	-	-	-
Share-based payments (note 20)	-	-	753	-	-	-	-	-	753
	495,704	2,038	(1,285)	-	-	-	-	-	753
Balance at March 31, 2020	160,787,257	$424,183	$19,585	$(1,492)	$(42)	$4,825	$1,115	$182,689	$630,863

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

1.   NATURE OF OPERATIONS

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is completing the ramp up in production at its Lindero property (the “Lindero Mine”) in northern Argentina.

The Company’s common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.   COVID-19 UNCERTAINTIES AND LIQUIDITY RISK

COVID-19 Uncertainties

The Company is managing the necessary country-by-country restrictions related to the prevention of the spread of COVID-19 in order to assist in the protection of those most vulnerable. The Company has also experienced an increase in COVID-19 cases in Peru which has affected operations at the Caylloma Mine and has resulted in a reduced workforce and quarantine periods for those affected. Each of the Company’s mine sites is, at the date of these interim financial statements, operating with a reduced workforce. Worker availability continues to be a challenge but is currently being mitigated by increasing the use of temporary workers and contractors. Health protocols are in place at each mine site for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

The Company’s operations and financial performance are dependent on it being able to operate at each of its mines and projects.  Given the fast-changing situation with respect to the COVID-19 pandemic, including further waves of the virus and the emergence of variant forms of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company’s operations and its business. Until the number of cases and death rate starts to flatten and decline, there is no certainty that the governments of countries in which the Company operates will not mandate another round of extreme measures, including the suspension of business activities, which could include mining. Outbreaks of COVID-19 in areas where the Company operates or further restrictive directives of government and public health authorities could cause delays or disruptions in the Company’s supply chain, restrict access to its mine sites, restrict its ability to transport and ship gold doré and/or metal concentrates, restrict access to processing and refinery facilities, or impediments to market logistics. Further suspensions of operations or curtailment of commissioning activities at the Company’s mines remains a significant risk to its business and operations.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by the preparation of internally generated cash flow forecasts. These short-term cash flow forecasts consider the estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. Sensitivity analyses are also performed, including the impact of volatility in estimated commodity prices.

The Company had $145,678 of liquidity comprised of cash and cash equivalents as at March 31, 2021, and believes that its cash and cash equivalents will provide sufficient liquidity to meet the Company’s minimum obligations for at least the next 12 months from March 31, 2021.

3.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, which includes information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

In 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) (“Phase 2 amendments”) to address the financial reporting impacts of replacing one benchmark interest rate with an alternative rate and became effective January 1, 2021. The adoption of these amounts did not have a significant effect on the Company’s interim financial statements.

On May 7 2021, the Company's Board of Directors approved these interim financial statements for issuance.

Presentation and Functional Currency

These interim financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these interim financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Certain comparative figures have been reclassified to conform to the presentation adopted for the three months ended March 31, 2021.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

The Company elected to early adopt the amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (“IAS 16 amendment”) on December 31, 2020, and in accordance with the transitional provisions of that standard, the amendments were applied retrospectively and the information presented for the period ended March 31, 2020 has been restated. On the consolidated cash-flow statement, the retrospective application of the amendments resulted in $9,479 of expenditures on Lindero Construction previously reported within investing activities being reclassified to inventories reported under changes in non-cash working capital within operating activities. The following table show the changes to the consolidated statements of cash flows for the three months ended March 31, 2020, upon adoption of the IAS 16 amendment:

Consolidated Statement of Cash Flow:

	As reported	IAS 16 amendment	Restated
Changes in no cash working capital:
Inventories	$(58)	$(9,479)	$(9,537)
Net cash provided by operating activities	$13,217	$(9,479)	$3,738

Investing Activities
Expenditures on Lindero construction	$(36,815)	$9,479	$(27,336)
Cash used in investing activities	$(46,246)	$9,479	$(36,767)

Basis of Measurement

These interim financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 26) at the end of each reporting period.

4.   USE OF ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three months ended March 31, 2021, the Company applied the critical estimates, and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2020.

5.   TRADE AND OTHER RECEIVABLES

As at	Mar 31, 2021	Dec 31, 2020
Trade receivables from doré and concentrate sales	$35,753	$26,309
Advances and other receivables	4,701	4,108
Value added taxes recoverable - operations	18,768	13,432
Value added taxes recoverable - Lindero construction	18,751	32,706
Accounts and other receivables	$77,973	$76,555

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers. No amounts were past due as at March 31, 2021 and December 31, 2020.

In January 2021, $11,300 of the Lindero construction value added taxes were recovered.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

6.   INVENTORIES

As at	Mar 31, 2021	Dec 31, 2020
Concentrate stockpiles	$1,833	$1,682
Leach pad and gold-in-circuit	18,815	7,851
Doré bars	1,628	1,796
Ore stockpiles	10,342	11,640
Materials and supplies	20,520	22,020
Total inventories	$53,138	$44,989
Less: non-current portion (note 10)	(2,730)	(9,715)
Current inventories	$50,408	$35,274

During the three months ended March 31, 2021, the Company expensed $64,663 (three months ended March 31, 2020 – $35,674) of inventories to cost of sales.

During the three months ended March 31, 2021, the Company transferred $5,162 from non-current ore stock pile to current ore stock pile which is expected to be realized within the next 12 months (three months ended March 31, 2020 – nil).

7.   OTHER CURRENT ASSETS

As at	Mar 31, 2021	Dec 31, 2020
Derivatives (note 20)	$416	$-
Prepaid expenses	4,604	2,622
Investments in equity securities	861	1,059
Assets held for sale	659	659
Other current assets	$6,540	$4,340

Investments in equity securities are classified as fair value through other comprehensive income, and any changes in the fair value of the investments are recorded in Other Comprehensive Income.

8.   MINERAL PROPERTIES AND EXPLORATION AND EVALUATION ASSETS

	Depletable			Not depletable
	Caylloma	San Jose	Lindero	Lindero	Other	Total
COST
Balance at December 31, 2020	$134,676	$192,738	$-	$241,102	$9,043	$577,559
Additions	2,439	2,146	2,966	-	386	7,937
Changes in closure and reclamation provision	(581)	(553)	(2,034)	-	-	(3,168)
Transfers	-	-	242,038	(241,102)	(936)	-
Balance at March 31, 2021	$136,534	$194,331	$242,970	$-	$8,493	$582,328

ACCUMULATED DEPLETION
Balance at December 31, 2020	$81,379	$110,463	$-	$-	$-	$191,842
Depletion	2,095	3,965	8,506	-	-	14,566
Balance at March 31, 2021	$83,474	$114,428	$8,506	$-	$-	$206,408

Net Book Value at March 31, 2021	$53,060	$79,903	$234,464	$-	$8,493	$375,920

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

	Depletable			Not depletable
	Caylloma	San Jose	Lindero	Lindero	Other	Total
COST
Balance at December 31, 2019	$128,244	$184,333	$-	$203,866	$7,933	$524,376
Additions	3,833	8,310	-	32,506	1,298	45,947
Changes in closure and reclamation provision	2,599	1,328	-	4,730	-	8,657
Disposals	-	(1,233)	-	-	(188)	(1,421)
Balance at December 31, 2020	$134,676	$192,738	$-	$241,102	$9,043	$577,559

ACCUMULATED DEPLETION
Balance at December 31, 2019	$74,435	$96,422	$-	$-	$-	$170,857
Disposals	-	(543)	-	-	-	(543)
Depletion	6,944	14,584	-	-	-	21,528
Balance at December 31, 2020	$81,379	$110,463	$-	$-	$-	$191,842

Net Book Value at December 31, 2020	$53,297	$82,275	$-	$241,102	$9,043	$385,717

The assets of the Caylloma Mine and the San Jose Mine and their holding companies, are pledged as security under the Company’s credit facility.

Non-depletable assets – Other consists of the following exploration and evaluation assets:

	Mexico		Argentina	Serbia
	Tlacolula	Altiplano	Arizaro	Barje	Others	Total
Balance at December 31, 2019	$3,516	$-	$936	$3,256	$225	$7,933
Additions	209	-	-	122	967	1,298
Write-off	-	-	-	-	(188)	(188)
Balance at December 31, 2020	3,725	-	936	3,378	1,004	9,043
Additions	112	274	-	-	-	386
Transfers	-	942	(936)	-	(942)	(936)
Balance at March 31, 2021	$3,837	$1,216	$-	$3,378	$62	$8,493

9.   PROPERTY, PLANT AND EQUIPMENT

	Machinery and equipment	Land and buildings	Furniture and other equipment	Assets under lease	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2020	$110,004	$211,752	$19,497	$37,501	$187,070	$1,890	$567,714
Additions	850	12	2,050	1,168	5,521	588	10,189
Changes in closure and reclamation provisions	(119)	-	-	-	-	-	(119)
Disposals	(15)	-	(29)	-	-	-	(44)
Transfers	58,641	15,998	67	-	(74,437)	(269)	-
Balance at March 31, 2021	$169,361	$227,762	$21,585	$38,669	$118,154	$2,209	$577,740

ACCUMULATED DEPRECIATION
Balance at December 31, 2020	$48,297	$91,521	$10,144	$12,342	$-	$-	$162,304
Disposals	(15)	-	(29)	-	-	-	(44)
Depreciation	5,167	4,117	932	1,774	-	-	11,990
Balance at March 31, 2021	$53,449	$95,638	$11,047	$14,116	$-	$-	$174,250

Net Book Value at March 31, 2021	$115,912	$132,124	$10,538	$24,553	$118,154	$2,209	$403,490

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

	Machinery and equipment	Land and buildings	Furniture and other equipment	Assets under lease [1]	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2019	$75,246	$159,732	$16,083	$35,671	$216,482	$6,424	$509,638
Additions	5,190	473	1,427	2,715	45,688	3,645	59,138
Changes in closure and reclamation provisions	682	-	-	-	-	-	682
Disposals	(750)	-	(109)	(885)	-	-	(1,744)
Transfers	29,636	51,547	2,096	-	(75,100)	(8,179)	-
Balance at December 31, 2020	$110,004	$211,752	$19,497	$37,501	$187,070	$1,890	$567,714

ACCUMULATED DEPRECIATION
Balance at December 31, 2019	$42,214	$78,360	$7,402	$6,006	$-	$-	$133,982
Disposals	(618)	-	(100)	(408)	-	-	(1,126)
Depreciation	6,701	13,161	2,842	6,744	-	-	29,448
Balance at December 31, 2020	$48,297	$91,521	$10,144	$12,342	$-	$-	$162,304

Net Book Value at December 31, 2020	$61,707	$120,231	$9,353	$25,159	$187,070	$1,890	$405,410

10.   OTHER ASSETS

As at	Mar 31, 2021	Dec 31, 2020
Ore stockpiles	$2,730	$9,715
Value added tax recoverable - San Jose	3,442	3,386
Income tax recoverable (note 28(d))	1,155	1,199
Derivatives (note 20)	331	-
Other assets	1,407	1,844
Other assets	$9,065	$16,144

The Company expects to recover the value added taxes during 2022.

11.   TRADE AND OTHER PAYABLES

As at	Mar 31, 2021	Dec 31, 2020
Trade accounts payable	$27,489	$21,918
Lindero construction payables	5,499	7,694
Refundable deposits to contractors	1,530	1,442
Payroll payable	16,923	15,878
Mining royalty payable	299	1,094
Value added taxes payable	689	519
Interest payable	1,379	1,383
Due to related parties (note 12)	-	9
Other payables	1,059	1,711
Derivative liabilities	908	1,260
Deferred share units payable (note 17(a))	4,860	9,239
Restricted share units payable (note 17(b))	2,285	3,128
Total trade and other payables	$62,920	$65,275

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

12.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three months ended March 31, 2021 and 2020.

a)    Purchase of Goods and Services

During the three months ended March 31, 2021, and 2020, the Company was charged $5 (three months ended March 31, 2020: $97) for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Simon Ridgway resigned as director and Chairman of the Board.

As at March 31, 2021, the Company had $nil outstanding balances payable to Gold Group Management Inc. (December 31, 2020- $9). Amounts due to related parties are due on demand and are unsecured.

b)    Key Management Personnel

During the three months ended March 31, 2021, and 2020, the Company was charged for consulting services by Mario Szotlender, a director of the Company and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Such amounts, along with other amounts paid to key management personnel were as follows:

Three months ended March 31	2021	2020
Salaries and benefits	$1,897	$474
Directors fees	158	171
Consulting fees	24	39
Share-based payments	(384)	(1,266)
	$1,695	$(582)

13.   LEASE OBLIGATIONS

	Minimum lease payments
As at	Mar 31, 2021	Dec 31, 2020
Less than one year	$6,523	$7,367
Between one and five years	10,424	10,209
More than five years	13,961	14,127
	30,908	31,703
Less: future finance charges	(12,280)	(12,206)
Present value of minimum lease payments	18,628	19,497
Less: current portion	(6,218)	(6,978)
Non-current portion	$12,410	$12,519

Page | 12

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

14.   DEBT

The following table summarizes the changes in debt:

	Credit Facilities	Convertible debentures	Total
Balance at December 31, 2019	$109,430	$37,105	$146,535
Amortization of discount	420	1,661	2,081
Drawdowns	65,000	-	65,000
Payments	(55,000)	-	(55,000)
Balance at December 31, 2020	119,850	38,766	158,616
Amortization of discount	37	391	428
Balance at March 31, 2021	$119,887	$39,157	$159,044
Less: Current portion	(119,887)	-	(119,887)
Non-current portion	$-	39,157	39,157

a) Credit Facility

The Company has two credit facilities (collectively, the “Credit Facilities”) comprising of a $40,000 non-revolving credit facility and a $80,000 revolving credit facility which both matures on January 26, 2022.

On June 4, 2020, the Company amended the financial covenants contained in the Credit Facilities as follows:

•	Total Net Debt to EBITDA ratio, as defined in the Credit Facilities, of not greater than 4.50:1.00 for the remaining three quarters of 2020 and the first quarter of 2021, reducing to 4.00:1.00 in the second quarter of 2021 and for the remainder of the term of the Credit Facility;
•	Net Senior Secured Debt to EBITDA ratio, as defined in the Credit Facilities, of not greater than 3:1 in the remaining three quarters of 2020 and the first quarter of 2021, reducing to 2.00:1.00 in the second quarter of 2021 and for the remainder of the term of the Credit Facilities; and
•	EBITDA to Interest Expense ratio, as defined in the Credit Facilities, of a minimum of 4.00:1.00 beginning in the second quarter of 2020 and for the remainder of the term of the Credit Facilities.

The interest rate on the Credit Facilities will continue to be based on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on the Net Senior Secured Debt to EBITDA ratio, as defined in the Credit Facilities. The Credit Facilities are secured by a first ranking lien on the assets of Minera Bateas S.A.C. and Compania Minera Cuzcatlan S.A. de C.V. and their holding companies.

The Company must comply with the terms in the Credit Facilities relating to, among other matters, reporting requirements, conduct of business, insurance, notices, and must comply with the new financial covenants as outlined above. As at March 31, 2021, the Company was in compliance with all of the covenants under the Credit Facilities.

b) Convertible Debentures

On October 2 and 6, 2019, the Company completed a bought deal public offering of senior subordinated unsecured convertible debentures with an aggregate principal amount of $46,000 (the “Debentures”).

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020.

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

The Debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share (the “Conversion Price”), representing a conversion rate of 200 Common Shares per $1 principal amount of Debentures, subject to adjustment in certain circumstances.

On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

15.   OTHER LIABILITIES

As at	Mar 31, 2021	Dec 31, 2020
Restricted share units (note 17(b))	$2,264	$2,264
Other non-current liabilities	253	259
	$2,517	$2,523

16.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Total
Balance at December 31, 2020	$14,761	$5,905	$19,684	$40,350
Changes in estimate	(700)	(553)	(2,034)	(3,287)
Reclamation expenditures	(21)	(2)	-	(23)
Accretion	116	105	71	292
Effect of changes in foreign exchange rates	-	(191)	-	(191)
Balance at March 31, 2021	14,156	5,264	17,721	37,141
Less: Current portion	(423)	(228)	-	(651)
Non-current portion	$13,733	$5,036	$17,721	$36,490

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance at December 31, 2019	$11,324	$4,848	$14,953	$31,125
Changes in estimate	3,288	1,328	4,482	9,098
Reclamation expenditures	(114)	(227)	–	(341)
Accretion	256	249	249	754
Effect of changes in foreign exchange rates	7	(293)	-	(286)
Balance at December 31, 2020	14,761	5,905	19,684	40,350
Less: Current portion	(142)	(238)	–	(380)
Non-current portion	$14,619	$5,667	$19,684	$39,970

Closure and reclamation provisions represent the present value of reclamation costs related to mine and development sites. For the three months ended March 31, 2021.

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Total
Anticipated settlement date	2021 - 2032	2025 - 2034	2029 - 2042
Undiscounted uninflated estimated cash flow	$14,899	$5,942	$17,946	$38,787
Estimated life of mine (years)	7	4	14
Discount rate	3.35%	6.84%	2.31%
Inflation rate	2.00%	3.90%	2.20%

The Company is expecting to incur annual reclamation expenses throughout the life of its mines.

17.   SHARE BASED PAYMENTS

During the three months ended March 31, 2021, the Company recognized share-based payment recovery of $441 (three months ended March 31, 2020 - $1,486 recovery) related to the amortization of deferred, restricted and performance share units and $nil (three months ended March 31, 2020 – $55 expense) related to amortization of stock options.

(a)     Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2019	961,871	$3,918
Granted	162,648	383
Changes in fair value	-	4,938
Outstanding, December 31, 2020	1,124,519	9,239
Units paid out in cash	(374,709)	(3,436)
Changes in fair value	-	(943)
Outstanding, March 31, 2021	749,810	$4,860

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

(b)    Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2019	392,435	$1,157	1,166,912
Granted	1,056,207	2,489	815,220
Units paid out in cash	(81,152)	(257)	-
Vested and paid out in shares	-	-	(448,766)
Changes in fair value and vesting	-	2,003	-
Outstanding, December 31, 2020	1,367,490	5,392	1,533,366
Units paid out in cash	(101,132)	(726)	-
Vested and paid out in shares	-	-	(436,013)
Forfeited or cancelled	(25,632)	-	(32,894)
Changes in fair value and vesting	-	(117)	-
Outstanding, March 31, 2021	1,240,726	4,549	1,064,459
Less: current portion		(2,285)
Non-current portion		$2,264

(c)    Performance Share Units

Equity Settled
Number of PSUs
Outstanding, December 31, 2019	1,274,450
Forfeited or cancelled	(191,498)
Vested and paid out in shares	(243,782)
Outstanding, December 31, 2020	839,170
Forfeited or cancelled	(151,304)
Vested and paid out in shares	(491,185)
Outstanding, March 31, 2021	196,681

d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at March 31, 2021, a total of 2,092,236 stock options are available for issuance under the plan.

		Weighted average exercise price
	Number of stock options	Canadian dollars
Outstanding, December 31, 2019	1,784,029	$5.85
Exercised	(211,626)	6.28
Expired unexercised	(517,833)	4.79
Outstanding, December 31, 2020	1,054,570	6.28
Outstanding, March 31, 2021	1,054,570	$6.28
Vested and exercisable, December 31, 2020	1,054,570	$6.28
Vested and exercisable, March 31, 2021	1,054,570	$6.28

18.   SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

19.    EARNINGS (LOSS) PER SHARE

Three months ended March 31	2021	2020
Basic:
Net income (loss) for the period	$26,402	$(4,498)
Weighted average number of shares (000's)	184,334	160,365
Earnings (loss) per share - basic	$0.14	$(0.03)

Three months ended March 31	2021	2020
Diluted:
Net income (loss) for the period	$26,402	$(4,498)
Add: finance costs on convertible debt, net of $nil tax	916	-
Diluted net income (loss) for the period	$27,318	$(4,498)

Weighted average number of shares (000's)	184,334	160,365
Incremental shares from dilutive potential shares	10,820	-
Weighted average diluted number of shares (000's)	195,154	160,365
Earnings (loss) per share - diluted	$0.14	$(0.03)

As at March 31, 2021, there were nil potential dilutive instruments excluded from the diluted earnings per share calculation (March 31, 2020 – 1,266,196 options, 1,754,160 share units and 9,200,000 potential shares issuable on conversion of the debenture were excluded from the diluted earnings per share calculation) as their effect would have been anti-dilutive.

20.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

By-product and Geographical Area

Three months ended March 31, 2021	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$-	$57,989	$-	$57,989
Silver-lead concentrates	14,942	-	-	14,942
Zinc concentrates	10,517	-	-	10,517
Gold doré	-	-	36,934	36,934
Provisional pricing adjustments	(356)	(2,660)	456	(2,560)
Sales to external customers	$25,103	$55,329	$37,390	$117,822

Three months ended March 31, 2020	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$-	$38,661	$-	$38,661
Silver-lead concentrates	8,057	-	-	8,057
Zinc concentrates	5,220	-	-	5,220
Provisional pricing adjustments	(1,066)	(3,331)	-	(4,397)
Sales to external customers	$12,211	$35,330	$-	$47,541

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

Three months ended March 31	2021	2020
Customer 1	$55,329	$35,330
Customer 2	37,390	-
Customer 3	25,103	12,211
	$117,822	$47,541

We are exposed to metal price risk with respect to our sales of silver, gold, zinc, and lead concentrates. A 10% change in metal prices from the prices used at March 31, 2021 would result in the following change to sales and accounts receivable for sales which are still based on provisional prices as at March 31, 2021.

Metal	Change	Effect on Sales
Silver	+/-10%	$1,966
Gold	+/-10%	$799
Lead	+/-10%	$433
Zinc	+/-10%	$341

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

During December 2020, the Company entered into the following contracts:

•	zero-cost collar for 12,300 tonnes of zinc with a floor price of $2,600 per tonne and a cap of $2,900 per tonne, maturing monthly from January 1, 2021 to December 31, 2021;
•	zero-cost collar for 720,000 gallons of heating oil with a floor price of $1.40 per gallon and a cap of $1.6150 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;
•	zero-cost collar for 1,680,000 gallons of jet fuel with a floor price of $1.30 per gallon and a cap of $1.4775 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;
•	forward-swap for 720,000 gallons of heating oil with a price of $1.52 per gallon, maturing monthly from January 1, 2022 to December 31, 2022; and
•	forward- swap for 1,680,000 gallons of jet fuel with a price of $1.438 per gallon, maturing monthly from January 1, 2022 to December 31, 2022.

On February 11, 2021, the Company entered into a zero-cost collar for 6,237 tonnes of lead with a floor price of $2,000 per tonne and a cap of $2,125 per tonne, maturing monthly from February 1, 2021 to December 31, 2022.

The zinc, lead and fuel contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

During the three months ended March 31, 2021 the Company recognized $885 of realized gains on settlement of swaps and $857 of unrealized gains from changes in the fair value of the open positions (three months ended March 31, 2020 – nil and nil, respectively).

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

21.   COST OF SALES

Three months ended March 31, 2021	Caylloma	San Jose	Lindero	Total
Direct mining costs	$9,038	$15,997	$10,058	$35,093
Salaries and benefits	1,851	2,135	3,083	7,069
Workers' participation	640	1,709	-	2,349
Depletion and depreciation	4,061	7,604	6,245	17,910
Royalties and other taxes	27	1,343	2,800	4,170
Impairment (recovery) of inventories	-	(80)	-	(80)
	$15,617	$28,708	$22,186	$66,511

Three months ended March 31, 2020	Caylloma	San Jose	Lindero	Total
Direct mining costs	$7,005	$15,900	$-	$22,905
Salaries and benefits	1,783	1,884	-	3,667
Workers' participation	20	1,286	-	1,306
Depletion and depreciation	3,816	7,447	-	11,263
Royalties and other taxes	166	890	-	1,056
Impairment (recovery) of inventories	-	(120)	-	(120)
	$12,790	$27,287	$-	$40,077

For the three months ended March 31, 2021, depletion and depreciation includes $919 (three months ended March 31, 2020 - $540) of depreciation relating to right-of-use assets.

22.   GENERAL AND ADMINISTRATION

Three months ended March 31	2021	2020
General and administration	$8,483	$4,696
Workers' participation	534	326
	9,017	5,022
Share-based payments	(441)	(1,403)
	$8,576	$3,619

23.    OTHER (INCOME) EXPENSES

Three months ended March 31	2021	2020
Write-down of investment in associates	$-	$228
Reversal of provision against of accounts receivable	(226)	-
Loss on disposal of assets	-	64
Other (income) expenses	(21)	5
	$(247)	$297

24.   INTEREST AND FINANCE COSTS NET

Three months ended March 31	2021	2020
Interest income	$537	$211
Interest expense	(2,186)	(342)
Bank stand-by and commitment fees	(1)	(63)
Accretion expense	(780)	(163)
	$(2,430)	$(357)

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

25.   SEGMENTED INFORMATION

The following summary describes the operations of each reportable segment:

•	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine
•	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
•	Mansfield Minera S.A. (“Mansfield”) – completing the commissioning phase of the open pit gold heap leach Lindero mine
•	Corporate – corporate stewardship

Three months ended March 31, 2021	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$25,103	$55,329	$37,390	$117,822
Cost of sales before depreciation and depletion	-	(11,556)	(21,102)	(15,943)	(48,601)
Depreciation and depletion in cost of sales	-	(4,061)	(7,604)	(6,245)	(17,910)
General and administration	(3,785)	(1,428)	(2,184)	(1,179)	(8,576)
Other income (expenses)	(213)	97	31	(2,278)	(2,363)
Finance items	(1,155)	(41)	736	(228)	(688)
Segment income (loss) profit before taxes	(5,153)	8,114	25,206	11,517	39,684
Income taxes	(677)	(3,038)	(8,786)	(781)	(13,282)
Segment income (loss) profit after taxes	$(5,830)	$5,076	$16,420	$10,736	$26,402

Three months ended March 31, 2020	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$12,211	$35,330	$-	$47,541
Cost of sales before depreciation and depletion	-	(8,974)	(19,840)	-	(28,814)
Depreciation and depletion in cost of sales	-	(3,816)	(7,447)	-	(11,263)
General and administration	(830)	(1,047)	(1,742)	-	(3,619)
Other income (expenses)	(252)	(131)	1,735	(3,358)	(2,006)
Finance items	(293)	(107)	43	1,118	761
Segment income (loss) profit before taxes	(1,375)	(1,864)	8,079	(2,240)	2,600
Income taxes	(1,843)	(250)	(5,005)	-	(7,098)
Segment income (loss) profit after taxes	$(3,218)	$(2,114)	$3,074	$(2,240)	$(4,498)

As at March 31, 2021	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$36,946	$129,591	$289,622	$612,915	$1,069,074
Total liabilities	$181,530	$42,135	$42,351	$50,160	$316,176
Capital expenditures	$-	$2,602	$3,998	$6,743	$13,343

As at December 31, 2020	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$27,328	$125,286	$280,602	$622,122	$1,055,338
Total liabilities	$186,708	$42,710	$49,500	$50,650	$329,568
Capital expenditures	$122	$6,927	$15,801	$71,865	$94,715

Page | 20

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

26.   FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. These are marked to market at each reporting date based on the forward price corresponding to the expected settlement date.
Investments in equity securities	Investments in equity securities are recorded at fair value based on the quoted market price at the end of each reporting period with changes in fair value through other comprehensive income.
Interest rate swap, metal and fuel contracts	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.
Convertible Debentures	The fair value of the convertible debentures represents both the debt and equity components of the convertible debentures and has been determined with reference to the quoted market price of the convertible debentures.

During the three months ended March 31, 2021, and 2020, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 21

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

	Carrying value				Fair value
March 31, 2021	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$861	$-	$-	$861	$861	$-	$-	$-
Trade receivables concentrate sales	-	35,027	-	35,027	-	35,027	-	-
Fuel hedge contracts asset	-	747	-	747	-	747	-	-
	$861	$35,774	$-	$36,635	$861	$35,774	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$145,678	$145,678	$-	$-	$-	$145,678
Trade receivables doré sales	-	-	726	726	-	-	-	726
Other receivables	-	-	4,701	4,701	-	-	-	4,701
	$-	$-	$151,105	$151,105	$-	$-	$-	$151,105

Financial liabilities measured at Fair Value
Interest rate swap liability	$(842)	$-	$-	$(842)	$-	$(842)	$-	$-
Metal forward sales contracts liability	-	(66)	-	(66)	-	(66)	-	-
	$(842)	$(66)	$-	$(908)	$-	$(908)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(29,022)	$(29,022)	$-	$-	$-	$(29,022)
Payroll payable	-	-	(18,688)	(18,688)	-	-	-	(18,688)
Credit facilities	-	-	(119,887)	(119,887)	-	(120,000)	-	-
Convertible debentures	-	-	(39,157)	(39,157)	-	(73,859)	-	-
Other payables	-	-	(22,132)	(22,132)	-	-	-	(22,132)
	$-	$-	$(228,886)	$(228,886)	$-	$(193,859)	$-	$(69,842)

Page | 22

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

	Carrying value				Fair value
December 31, 2020	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$1,059	$-	$-	$1,059	$1,059	$-	$-	$-
Trade receivables concentrate sales	-	22,361	-	22,361	-	22,361	-	-
	$1,059	$22,361	$-	$23,420	$1,059	$22,361	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$131,898	$131,898	$-	$-	$-	$131,898
Trade receivables doré sales	-	-	3,948	3,948	-	-	-	3,948
Other receivables	-	-	4,108	4,108	-	-	-	4,108
	$-	$-	$139,954	$139,954	$-	$-	$-	$139,954

Financial liabilities measured at Fair Value
Interest rate swap liability	$(1,084)	$-	$-	$(1,084)	$-	$(1,084)	$-	$-
Metal forward sales contracts liability	-	(124)	-	(124)	-	(124)	-	-
Fuel forward contracts liability	-	(52)	-	(52)	-	(52)	-	-
	$(1,084)	$(176)	$-	$(1,260)	$-	$(1,260)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(26,140)	$(26,140)	$-	$-	$-	$(26,140)
Payroll payable	-	-	(17,676)	(17,676)	-	-	-	(17,676)
Credit facilities	-	-	(119,850)	(119,850)	-	(120,000)	-	-
Convertible debentures	-	-	(38,766)	(38,766)	-	(78,315)	-	-
Other payables	-	-	(22,784)	(22,784)	-	-	-	(22,784)
	$-	$-	$(225,216)	$(225,216)	$-	$(198,315)	$-	$(66,600)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

27.   SUPPLEMENTAL CASHFLOW INFORMATION

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the years as set out below are as follows:

	Bank loan	Convertible debentures	Lease obligations	Derivatives
As at December 31, 2019	$109,430	$37,105	$23,879	$894
Additions	65,000	-	2,684	176
Terminations	-	-	(497)	-
Interest	420	1,661	1,920	563
Payments	(55,000)	-	(8,438)	(560)
Foreign exchange	-	-	(51)	-
Changes in fair value	-	-	-	187
As at December 31, 2020	119,850	38,766	19,497	1,260
Additions	-	-	1,168	-
Terminations	-	-	(39)	-
Interest	37	391	483	249
Payments	-	-	(2,439)	(230)
Foreign exchange	-	-	(42)	-
Changes in fair value	-	-	-	(1,118)
As at March 31, 2021	$119,887	$39,157	$18,628	$161

The significant non-cash financing and investing transactions during the year are as follows:

As at	Mar 31, 2021	Dec 31, 2020
Mineral properties, plant and equipment changes in closure and reclamation provision	$3,287	$(9,339)
Fair value of stock options allocated to share capital upon exercise	$-	$427
Additions on right of use assets	$(1,168)	$(2,715)
Fair value of share units allocated to share capital upon settlement	$3,943	$3,081

28.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma Mine closure plan was updated in December 2018, with total undiscounted closure costs of $11,719 consisting of progressive closure activities of $3,774, final closure activities of $7,156, and post-closure activities of $789, pursuant to the closure regulations.

The Company is required to provide a guarantee of $9,934 to the Peruvian Government for 2021, therefore, in January 2021, the Company established a security bond in the amount of $1,540 and a bank letter of guarantee in the amount of $8,394, in compliance with local regulation and to collateralize Bateas’ mine closure plan. The security bond and the letter of guarantee expire on January 28, 2022.

In December 2020, the Company updated the Bateas closure plan which was submitted to the Mining Ministry for approval. The Company expects the approval to occur during 2021.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $1,131 to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, June 15, 2022, and May 13, 2021, respectively.

(c)    Other Commitments

As at March 31, 2021, the Company had capital commitments of $4,802, $348, and $1,233 for civil work, equipment purchases and other services at the Lindero, Caylloma and San Jose Mines, respectively, which are expected to be expended within one year.

(d)    Tax Contingencies

The Company was assessed $1,155 (4,343 Peruvian soles), including interest and penalties of $640 (2,405 Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company has applied to the Peruvian tax court to appeal the assessment.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at March 31, 2021, the Company has recorded the amount paid of $1,155 (4,343 Peruvian soles) in long-term receivables and other, as the Company believes it is probable that the appeal will be successful (note 10).

(e)    SGM Royalty

In 2017 the Mexican Geological Service (“SGM”) advised the Company that a previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico had granted the SGM a royalty of 3% of the billing value of minerals obtained from the concession.  The Company, supported by legal opinions from three independent law firms, has previously advised the Mexican mining authorities that it is of the view that no royalty is payable, and in 2018 initiated administrative and legal proceedings (the “Administrative Proceedings”) in the Mexican Federal Administrative Court (“FAC”) against the Dirección General de Minas (“DGM”) to remove reference to the royalty on the title register.

Effective March 26, 2021, the FAC resolved against correcting the title register, on the basis that the previous owner of the mineral concession offered the disputed royalty to the SGM. The Company’s Mexican legal advisors are of the view that the resolution of the FAC is erroneous as the Judge failed to consider the relevant Mining Laws relating to royalties in place at the time of the grant of the mineral concession.  The Company’s legal position with respect to the disputed royalty remains unchanged. The Company intends to vigorously defend its position and on April 21, 2021 filed an appeal to the resolution with the Collegiate Circuit Court in Mexico.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Presented in thousands of US dollars, unless otherwise noted)

In January 2020, the Company received notice from the DGM seeking to cancel the mining concession if the royalty, in the Mexican peso equivalent of $30,000 plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020. In February 2020, the Company initiated legal proceedings (the “Amparo Proceedings”) against the DGM in the Juzgado Séptimo de Distrito en Materia Administrativa en la Ciudad de México (“District Court”) to contest and extinguish the cancellation procedure on the grounds that the royalty is not valid, and also to stay the cancellation process. The District Court in Mexico City admitted the Company’s legal proceedings on March 2, 2020 and granted a permanent stay of execution, which protects the Company from the cancellation of the concession until a final non-appealable resolution is reached on the legality of the DGM’s cancellation procedure.

On November 27, 2020, the District Court at first instance found that the Company suffered no harm from the initiation of the cancellation procedure and dismissed the proceedings (the “Procedural Finding”) without deciding on the merit of the Amparo Proceedings and on the validity of the royalty.  The Procedural Finding does not affect the permanent stay of execution, which remains in place. The Company’s Mexican advisors are of the view that the decision of the District Court is flawed. The Company’s legal position with respect to the disputed royalty remains unchanged. The Company intends to vigorously defend its position and has filed an appeal to the Procedural Finding with the Collegiate Court in Mexico.  The previously obtained stay of execution protects the Company from the cancellation of the concession and remains in place until all avenues of appeal have been exhausted. In the event that the Company does not prevail in the appeal, it may be required to pay the disputed royalty in order to preserve the mining concession. If the Company is required to pay the royalty, it will do so from available capital resources.

The Company has determined that it is more likely than not that it will succeed in these proceedings; therefore, no provision has been recorded as at March 31, 2021 and December 31, 2020.

(f)    Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these interim financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

29. SUBSEQUENT EVENTS

(a)	Business Combination

On April 26, 2021, the Company entered into an agreement with Roxgold Inc., (“Roxgold”) under which the Company will acquire all of the issued and outstanding securities of Roxgold (the “Proposed Transaction”). Under the terms of the Proposed Transaction, Roxgold shareholders will receive 0.283 common shares of Fortuna and C$0.001 for each Roxgold common share held.

The Proposed Transaction will be implemented by way of a court-approved plan of arrangement pursuant to the British Columbia Business Corporations Act and is expected to close by late June or early July 2021. The terms of the Proposed Transaction include customary provisions, including reciprocal non-solicitation of alternative transactions, a right to match superior proposals, a C$40 million reciprocal termination fee payable under certain circumstances, and in certain other customary circumstances a reciprocal expense reimbursement of $3 million. The closing of the Proposed Transaction is subject to approval by the shareholders of both companies, court approval, regulatory approvals and certain other customary closing conditions.

(b)	Share Units Granted

On April 27, 2021, with a fair value of $6.36 (C$7.90), the Company granted 48,733 deferred share units to its non-executive directors.

On April 27, 2021, with a fair value of each grant unit of $6.36 (C$7.90), the Company granted 418,149 cash-settled restricted share units, and 936,911 share-settled performance share units. The units all vest 20% on the first anniversary of the date of grant, 30% on the second anniversary and 50% on the third anniversary. The share-settled performance share units are only paid out if the goals are met and subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

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